Howard Kenny

+1.212.309.6843

howard.kenny@morganlewis.com

August 9, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	enGene Holdings Inc.

To Whom it May Concern:

On behalf of enGene Holdings Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter dated July 12, 2023, relating to the above referenced Draft Registration Statement on Form S-4 (the “June 14 DRS”). Concurrently herewith, the Company is filing a Registration Statement on Form S-4 (the “Registration Statement”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the June 14 DRS), all page references herein correspond to the page of the Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Registration Statement. Where appropriate, changes conforming to those noted in responses have also been made elsewhere in the prospectus.

Draft Registration Statement on Form S-4

Cover Page

1.	Please revise your cover page to disclose the valuation assigned to enGene for purposes of the Business Combination.

Response: The Company advises the Staff that it has revised the disclosure on the cover page of the Registration Statement to state the valuation assigned to enGene for purposes of the Business Combination.

Morgan, Lewis & Bockius LLP

101 Park Avenue
New York, NY 10178-0060	+1.212.309.6000
United States	+1.212.309.6001

Securities and Exchange Commission

August 9, 2023

Questions and Answers About the Business Combination and the Special Meeting

Q: Why is FEAC proposing the Business Combination, page 11

2.

You state that in approving the business combination the FEAC board considered certain factors and proceed to discuss them. Please revise your answer to balance the description with equally prominent disclosure of regulatory and competitive challenges you face.

Response: The Company advises the Staff that it has revised the disclosure on page 14 of the Registration Statement in response to this comment.

3.	In the second bullet point on page 12, please specify the milestones that the FEAC Board considered that could provide an opportunity for potential uplifts in enGene’s valuation.

Response: The Company advises the Staff that it has revised the disclosure on pages 13 and 189 of the Registration Statement in response to this comment.

Q: What interests do FEAC’s current officers and directors have in the Business Combination?, page 14

4.	Please quantify any out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement.

Response: The Company advises the Staff that it has revised the disclosure on pages 19 of the Registration Statement in response to this comment.

Q: What equity stake will current FEAC Shareholders, the enGene Shareholders and the Sponsor..., page 19

5.

Please add a table showing the pro forma ownership interests described in this section, as expanded to include each group of security holders, based on all shares that may be issued on a fully-diluted basis, including the ownership interests of the PIPE investors and the Convertible Bridge Financing investors, based on a no redemption scenario, a 50% redemption scenario and a maximum redemption scenario, including any needed assumptions. Ensure your revised disclosure addresses all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company advises the Staff that in response to this comment it has revised the disclosure on pages 21, 22 and 23 of the Registration Statement under the new prompt, “Q: What will the respective percentage ownership interests of New enGene be following the consummation of the Business Combination.”

Securities and Exchange Commission

August 9, 2023

6.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming shareholders assuming maximum redemptions and identify any material resulting risks.

Response: The Company advises the Staff that it has revised the disclosure on pages 25, 26 and 167 of the Registration Statement in response to this comment.

7.

It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company advises the Staff that it has revised the disclosure on pages 169, 397 and 398 of the Registration Statement in response to this comment. The Company respectfully advises the Staff that the amount of the deferred underwriting fees payable to the underwriters of FEAC’s IPO are not required to be adjusted for any FEAC Class A Shares that are redeemed in connection with FEAC’s initial business combination.

Q: What is the PIPE Financing?, page 24

8.

Please highlight in this question and answer, and in the next question and answer regarding the Convertible Bridge Financing, the material differences in the price of the FEAC Shares issued at the time of the IPO and the price of the securities being issued in the private placements at the time of the Business Combination. Disclose if the SPAC’s sponsors, directors, officers or their affiliates will participate in the private placements.

Response: The Company respectfully submits to the Staff that FEAC issued FEAC Units in its IPO at an offering price of $10.00 per FEAC Unit, which consisted of one FEAC Class A Share and one-third of one FEAC Public Warrant.

The Company further respectfully submits to the Staff that in connection with the PIPE Financing, FEAC entered into Subscription Agreements with New enGene and certain PIPE Investors pursuant to which it agreed that it will issue and sell to the PIPE Investors (or after the Assumption, New enGene) the number of FEAC Class A Shares (or after the Assumption, New enGene Shares) provided for in the applicable Subscription Agreement in exchange for the purchase price of $10.25 per FEAC Class A Share (or after the Assumption, New enGene Share), which purchase price was set on the basis of the initial amount available per FEAC Class A Share in FEAC’s Trust Account immediately upon the consummation of its IPO. Immediately following the execution and delivery of the Subscription Agreements, FEAC and New enGene entered into a Side Letter Agreement with each PIPE Investor, amending such PIPE Investor’s Subscription Agreement, pursuant to which each PIPE Investor will receive a specified number of additional FEAC Class A Shares (or after the Assumption, New enGene Shares) and a specified number of FEAC Public Warrants (of after the Assumption, New enGene Warrants), in each case in consideration of the aggregate purchase price set forth in the relevant PIPE Investor’s original Subscription Agreement.

Securities and Exchange Commission

August 9, 2023

In addition, the Company respectfully submits to the Staff that, pursuant to the Non-Redemption Agreement entered into between FEAC, New enGene and a FEAC shareholder, FEAC will, in consideration of such FEAC shareholder’s commitment not to redeem its FEAC Class A Shares in connection with the approval of the Business Combination by the shareholders of FEAC, issue additional FEAC Class A Shares and FEAC Public Warrants (or after the Assumption, New enGene will issue additional New enGene Shares and New enGene Warrants) to such FEAC shareholder, such that, in the aggregate, such FEAC shareholder will hold the same amount of FEAC Class A Shares and FEAC Public Warrants (or after the Assumption, New enGene Shares and New enGene Warrants) as it would have received if it had subscribed, in an amount equal to its existing IPO investment in FEAC Class A Shares, for FEAC Class A Shares in the PIPE Financing (or after the Assumption, New enGene Shares) on the same terms and at the same purchase price per FEAC Class A Share as the PIPE Financing, taking into account the additional FEAC Class A Shares and FEAC Public Warrants (or after the Assumption, New enGene Shares and New enGene Warrants) allocated to the PIPE Investors pursuant to the Side Letter Agreements.

Finally, the Company respectfully submits to the Staff that the Convertible Bridge Financing indebtedness will be converted in the Transactions into that number of New enGene Shares and New enGene Warrants that, when exchanged at the Company Exchange Ratio, shall equal that number of FEAC Class A Shares and FEAC Public Warrants (or after the Assumption, New enGene Shares and New enGene Warrants) that the holders of such indebtedness would have received if they had subscribed, in an amount equal to their existing investment in the Convertible Bridge Financing, for FEAC Class A Shares in the PIPE Financing (or after the Assumption, New enGene Shares) on the same terms and at the same purchase price per FEAC Class A Share as the PIPE Financing, taking into account the additional FEAC Class A Shares and FEAC Public Warrants (or after the Assumption, New enGene Shares and New enGene Warrants) allocated to the PIPE Investors pursuant to the Side Letter Agreements.

In response to the last part of the question, the Company has revised the disclosure on pages 13, 189 and 190 of the Registration Statement.

The Non-Redemption Agreement, page 34

9.

Please disclose the number of FEAC Class A Shares and FEAC Warrants (or after the Assumption, the number of New enGene Shares and New enGene Warrants) issuable to the FEAC Shareholders under the Non-Redemption Agreement.

Response: The Company advises the Staff that in response to this comment it has revised the disclosure on pages 39, 207, 223 of the Registration Statement and the Notice of Special Meeting.

Securities and Exchange Commission

August 9, 2023

Conditions to Closing, page 36

10.

We note your disclosure that it is a condition to closing that New enGene’s initial listing application with the Nasdaq or other exchange shall have been approved but such condition appears to be waivable. Please revise to disclose whether the terms of the Business Combination Agreement permit that the Nasdaq listing closing condition could be waived without recirculation or resolicitation. If so, please revise the risk factor on page 145 to reflect as such and describe the risks attendant to such a waiver, and revise this section to indicate that shareholders may not have certainty at the time they vote or make their redemption decision as to whether the New enGene’s securities will be listed on a national securities exchange following the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 32, 33, 49, 145, 146, 153, 154 and 202 of the Registration Statement in response to this comment and to clarify that in the event of a waiver of any waivable condition to the Business Combination, including the condition with respect to the listing on Nasdaq or any other national securities exchange, the FEAC Board and the enGene Board will evaluate the materiality of any such waiver to determine whether recirculation or resolicitation would be required, and that FEAC and enGene may waive one or more of the waivable conditions to the Business Combination (including the Nasdaq listing closing condition) without recirculation of the proxy statement/prospectus or resoliciting stockholder approval.

Recirculation and resolicitation would significantly delay the closing of the Business Combination and divert the attention of FEAC and enGene management from the operations of their respective businesses. Given these potential risks and considerations, the FEAC Board and the enGene Board need to be able to exercise their business judgment and have discretion to waive the condition as permitted under the Business Combination Agreement and disclosed in the proxy statement/prospectus.

While the Nasdaq listing requirement is material, the FEAC Board and the enGene Board need to be able weigh the benefits of the Nasdaq listing requirement against the consequences of a failed or delayed transaction as a result of recirculation or resolicitation. Further, the combined company (i.e. New enGene) may, following the Business Combination, have its securities publicly traded on an over-the-counter market and, if it decides that it is in its best interest to do so, may reapply at the appropriate time to have its securities listed on Nasdaq or apply to be listed on any other national exchange.

Given the FEAC Board’s and the enGene Board’s discretion as well as the alternatives available to the combined company if its securities were not to be listed on Nasdaq, the Company respectfully advises the Staff that the Company does not believe that recirculation or resolicitation should be required if this condition was to be waived.

Interests of enGene’s Significant Shareholders, Directors and Executive Officers in the Business Combination, page 43

11.

Please expand your disclosure regarding Forbion Capital Fund III’s ownership interests in enGene. Disclose the approximate dollar value of the interests based on the transaction value and recent trading prices as compared to the price paid for the ownership interests. In addition, please clarify how the FEAC Board considered these interests in negotiating and recommending the Business Combination.

Response: The Company advises the Staff that it has revised the disclosure on pages 48, 49 and 201 of the Registration Statement in response to this comment.

Potential Purchases of Shares and/or Public Warrants, page 159

12.

We note your disclosure here and on page 137 that the Sponsor, enGene and/or its affiliates may purchase shares and/or warrants in privately negotiated transactions or in the open market from public shareholders, or they may enter into transactions with investors and others to provide them with incentives to acquire shares of FEAC Class A Shares or vote their shares in favor of the Business Combination, and that the purpose of such purchases and other transactions could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining shareholder approval. In an appropriate location, please disclose how such purchases will comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response: The Company advises the Staff that in response to this comment it has revised the disclosure on pages 143, 144, 169 and 170 of the Registration Statement to clarify that any purchases of FEAC Class A Shares or FEAC Warrants made by FGOF, the Sponsor, enGene and FEAC’s directors, officers or their respective affiliates in privately negotiated transactions or in the open market from FEAC Shareholders will comply with the requirements of Rule 14e-5 under the Exchange Act, including that any such shares will not be voted in favor of the Business Combination.

Securities and Exchange Commission

August 9, 2023

Proposal No. 1 - The Business Combination Proposal

Background of the Business Combination, page 164

13.

We note that in identifying enGene, FEAC’s management identified 85 potential targets, entered into 31 non-disclosure agreements, and submitted three letters of intent. Please expand this section to discuss how such companies were identified and what criteria was used to not consider certain companies.

Response: The Company advises the Staff that it has revised the disclosure on pages 176 and 177 of the Registration Statement in response to this comment.

14.	We note you entered into three letters of intent, one being with enGene. Please provide a general description of the other two targets and disclose when you ended discussions with those companies.

Response: The Company advises the Staff that it has revised the disclosure on pages 176 and 177 of the Registration Statement in response to this comment.

15.

You state that on May 13, 2022 representatives of FEAC and representatives of enGene met to discuss valuation and the potential size of a PIPE financing. You also state that further meetings were held on May 22, 2022 and May 30, 2022. Please identify the representatives of enGene that were present and include a description of the discussions that took place on May 22, 2022 and May 30, 2022.

Response: The Company advises the Staff that it has revised the disclosure on page 178 of the Registration Statement in response to this comment.

16.	You state that on May 31, 2022 the FEAC Board convened to approve a draft non-binding letter of interest. Please include a discussion of the key terms that were approved.

Response: The Company advises the Staff that it has revised the disclosure on page 178 of the Registration Statement in response to this comment.

17.

We note that on August 29, 2022 Morgan Lewis granted virtual data room access to Kirkland & Elis and Davis Polk & Wardwell London LLP. Please identify who Davis Polk is representing in this transaction.

Response: The Company advises the Staff that it has revised the disclosure on page 180 of the Registration Statement in response to this comment.

Securities and Exchange Commission

August 9, 2023

18.	You state that on September 29, 2022 and October 31, 2022 a Big Four accounting firm was appointed advisor to FEAC. Please identify the accounting firm.

Response: The Company advises the Staff that it has revised the disclosure on pages 180, 181, 182, 183 and 184 of the Registration Statement identifying Ernst and Young LLP as the relevant accounting firm in response to this comment.

19.

We note your disclosure that on March 23, 2023, Davis Polk had a telephonic meeting with Morgan Lewis to discuss the presentation of certain of enGene’s phase 2 study data to potential PIPE investors. Please tell us where you have disclosed that data in your proxy statement/prospectus or revise your disclosure as appropriate.

Response: The Company advises the Staff that the section of the Registration Statement captioned “Business of enGene” includes a description of enGene’s clinical data as shared with potential PIPE investors, updated to the nearest practicable date prior to the date hereof. The Company has revised the disclosure on page 180 of the Registration Statement to note this.

20.

We note your disclosure on page 175 that on May 14, 2023, the FEAC Board unanimously approved the entry into the Business Combination Agreement and Ancillary Agreements and the transactions contemplated thereby. Please disclose what the pre-money valuation of enGene was for purposes of the Business Combination Agreement that the FEAC Board approved. If that valuation changed from the $200 million pre-money valuation for purposes of the May 5, 2022 initial non-binding business combination proposal as disclosed on page 166, and the $200 million pre-money valuation for purposes of the signed letter of intent on July 3, 2022 as disclosed on page 167, please revise to provide a discussion as to how the material terms of the consideration evolved during the negotiations. In your revised disclosure, please ensure that investors can tie the valuation negotiations in the background section to the disclosure on page 186 that, for purposes of the fairness opinion, Lincoln derived an implied enterprise value of enGene from the Transaction of $111 million.

Response: The Company advises the Staff that it has revised the disclosure on pages 186 and 187 of the Registration Statement in response to this comment.

21.

We note that FEAC’s amended and restated memorandum and articles of association waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted FEAC’s search for an acquisition target.

Response: The Company advises the Staff that it has revised the disclosure on page 191 of the Registration Statement in response to this comment.

Securities and Exchange Commission

August 9, 2023

The FEAC Board’s Reasons for the Business Combination, page 176

22.

We note that none of your factors in deciding to approve the proposed business combination address the consideration to be paid for enGene in the transaction. Please discuss whether and how the board took this factor into account in recommending the transaction and, if not, why not.

Response: The Company advises the Staff that it has revised the disclosure on pages 14 and 190 of the Registration Statement in response to this comment.

Lincoln’s Fairness Opinion, page 182

23.

Please supplementally provide us with copies of all materials prepared by Lincoln International LLC and shared with the FEAC board of directors and their representatives, including any board books, transcripts and summaries of oral presentations, that were material to the board’s decision to approve the merger and the transactions contemplated thereby.

Response: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the Staff with copies of the requested information under separate cover.

Survival of Representations, Warranties and Covenants, page 207

24.

We note your disclosure that the representations and warranties of the parties contained in the Business Combination Agreement do not survive the Closing and that there are no indemnification rights. Please include appropriate risk factor disclosure.

Response: The Company advises the Staff that it has revised the disclosure on pages 68 and 146 of the Registration Statement in response to this comment.

Unaudited Pro forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet, page 241

25.

You state in Note 5b on page 250 that the $18.5 million 2022 Convertible Notes and $38.0 million 2023 convertible notes will convert into 33,127,334 enGene common shares. Please clarify how the 33,127,334 shares were derived.

Response: The Company advises the Staff that it has revised the disclosure in Note 5(b) on page 263 of the Registration Statement in response to this comment. The number of common shares that the 2022 Convertible Notes and 2023 Convertible Notes will convert into has changed from 33,127,334 to 35,338,500.

26.	Please revise the explanation of adjustment 5(i) on page 251 to explain how the 121,342,000 was derived.

Response: The Company advises the Staff that it has revised the disclosure of adjustment 5(i) on page 265 of the Registration Statement in response to this comment. The value of enGene Common Shares contributed to New enGene as part of the recapitalization entry has changed from $121,342,000 to $122,398,000.

Securities and Exchange Commission

August 9, 2023

27.

You state in adjustment 5u on page 252 that the PIPE warrants are preliminarily expected to be equity-classified warrants as they meet the indexation requirements under ASC 815¬40. Please clarify the basis of your accounting treatment for the warrants to be issued in connection with the PIPE financing once the terms have been finalized. Provide the applicable paragraphs in the agreement that support your conclusion.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that the PIPE warrants are expected to be equity-classified warrants.

Paragraph 12 of the recitals of the Form of Warrant Assignment, Assumption and Amendment Agreement states:

“WHEREAS, as part of the Cayman Reorganization, concurrently with the Cayman Merger, and effective at the same time the Cayman Merger becomes effective under the Cayman Islands law, the FEAC Private Placement Warrants remaining after giving effect to the Warrant Forfeiture are being assumed by New enGene, and amended as provided herein to reflect that such warrants will thereupon become warrants to purchase Common Shares on substantially the same terms as the FEAC Private Placement Warrants (“New enGene Private Placement Warrants”)”

Paragraph 15 of the recitals of the Form of Warrant Assignment, Assumption and Amendment Agreement further states:

“WHEREAS, in connection with the Closing of the Business Combination, New enGene has issued (i) to its PIPE Investors (as defined in the Business Combination Agreement) certain warrants for the purchase of Common Shares on substantially the same terms as the New enGene Public Warrants and (ii) to a Company shareholder party to a non-redemption agreement with the Company certain warrants for the purchase of Common Shares on substantially the same terms as the New enGene Public Warrants (such warrants, together with the New enGene Private Placement Warrants and the New enGene Public Warrants, being “New enGene Warrants”)”

The Form of Warrant Assignment, Assumption and Amendment Agreement states that the PIPE warrants are to have terms that are substantially similar to the terms of the FEAC Public Warrants, which have been determined to be equity classified by FEAC and accounted for as such within FEAC’s financial statements previously filed with the Commission. The Form of Warrant Assignment, Assumption and Amendment Agreement, did not change any terms of the FEAC warrants which would result in classification changing. The FEAC Public Warrants have been determined to be freestanding financial instruments in accordance with ASC 480 -– Distinguishing liabilities from equity (“ASC 480”), however, do not meet liability classification per ASC 480 as they are not mandatorily redeemable financial instruments issued in the form of shares, and do not embody an obligation of the New enGene to (i) buy back its own equity shares or (ii) issue a variable number of shares where the value at inception is a fixed monetary amount or varies in something other than the fair value of the issuer’s equity shares. Further, the FEAC Public Warrants are considered to be indexed to the issuer’s stock and meet all other conditions for equity classification as prescribed within ASC 815-40. The Company understands that the Staff has previously commented on the classification of the FEAC warrants, which FEAC has responded to and provided the Staff with FEAC’s analysis of the warrant classification. The Company has reviewed FEAC’s response to the Staff’s previous comments and has performed its own independent analysis of the warrant classification, determining that equity classification of the FEAC warrants is appropriate.

Securities and Exchange Commission

August 9, 2023

The Company advises the Staff that it has revised the disclosure in adjustment 5(u) on page 266 of the Registration Statement to clarify that the PIPE warrants will have terms substantially similar to the FEAC Public Warrants, which have been determined to be equity classified.

Capitalized terms used but not defined in this response have the meanings ascribed to such terms in the Form of Warrant Assignment, Assumption and Amendment Agreement included as Annex D to the Registration Statement.

28.

You disclose on page F-61 a forward purchase agreement in which the Sponsor has agreed to purchase (1) an aggregate of 1,000,000 Class A ordinary shares for $10.00 per share (the “firm forward purchase shares”), or an aggregate amount of $10,000,000 and (2) in addition, an aggregate of up to 1,000,000 Class A ordinary shares for $10.00 per share (the “additional forward purchase shares”), or an aggregate maximum amount of up to $10,000,000, in each case in a private placement that may close simultaneously with the closing of the Company’s initial Business Combination. Please provide us your consideration of including the issuance in the pro forma information and providing additional disclosure in the filing of the status of the agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that FEAC and the Sponsor have advised the Company that the Sponsor’s participation in the Convertible Bridge Financing concurrently with the execution of the Business Combination Agreement fully satisfied the Sponsor’s commitment to FEAC under the forward purchase agreement. The Convertible Bridge Financing is described in Note 1 of the pro forma financial information under the heading “Convertible Bridge Financing” and pro forma adjustments 5(a) and (b) include this financing and its conversion to shares.

Business of enGene

Overview, page 279

29.

You state that EG-70 is being developed to treat “high grade” non-muscle invasive bladder cancer (NMIBC) that has elements of carcinoma in situ “Cis.” Please define “high grade” and “carcinoma in situ” and describe such elements. We also note in this regard that you disclose here that EG-70 is being developed to treat “high grade non-muscle invasive bladder cancer (“NMIBC”) that has elements of carcinoma in situ (“Cis”)” but that in other locations you disclose that EG-70 is being developed as a monotherapy for BCG-unresponsive NMIBC with Cis. Please indicate if the potential market for this candidate would be limited to patient populations with “high grade” NMIBC with Cis and, if appropriate, revise your disclosure for consistency.

Response: The Company advises the Staff that it has revised the disclosure on page 296 of the Registration Statement in response to this comment.

Securities and Exchange Commission

August 9, 2023

30.

Please disclose the addressable market or patient populations for enGene’s product candidates in the countries and jurisdictions where EnGene currently intends to seek regulatory approval. For EG-70, please include the projections referred to on page 84 for the number of people who have the disease that the product candidate is targeting, as well as the subset of people with the disease in a position to receive enGene’s therapies, if approved.

Response: The Company advises the Staff that it has revised the disclosure on page 296 of the Registration Statement in response to this comment.

31.

We note your disclosure that EG-70 has been given “Fast Track” designation by the FDA. Please revise to include balancing disclosure that an accelerated approval pathway may not lead to a faster development or regulatory review or approval process and does not increase the likelihood that your product candidate will receive marketing approval.

Response: The Company advises the Staff that it has revised the disclosure on pages 297 and 329 of the Registration Statement in response to this comment.

Focus on advancing our lead product candidate EG-70. . . , page 280

32.

You state here and on page 286 that you have followed the FDA guidance for NMIBC treatment and have discussed your EG-70 development plan with the FDA. Please state the status of such discussions and any feedback received from the FDA.

Response: The Company advises the Staff that it has revised the disclosure on pages 298 and 303 of the Registration Statement in response to this comment.

Fast Tracked Product Candidate in Underserved Market, page 281

33.

You state that across all dose levels tested in the Phase I study of EG-70, a 3-month complete response rate of 71% (N=21) was observed and that Phase 1 patients who were treated in the RP2D cohort and who elected to continue treatment and receive an additional 12-week cycle had a 57% CR rate at 6-months (4 out of 7). Please expand the discussion to explain the statistical significance of these observations.

Response: The Company advises the Staff that has revised the disclosure on pages 297 of the Registration Statement in response to this comment.

Our Gene Therapy Platform for Mucosal Tissues, page 281

34.	At first use, please define viral vectors, AAV viral vectors, TURBT, and cystoscopic CR in layman terms.

Response: The Company advises the Staff that it has revised the disclosure on pages 299 and 303 of the Registration Statement in response to this comment. In addition, the Company advises the Staff that in updating the “Business of enGene” it has been mindful to define or avoid overly technical terms where appropriate.

Securities and Exchange Commission

August 9, 2023

Product and Pipeline Development, page 282

35.	We note your pipeline table on page 283 showing the current status of your product development. Please revise the table to include columns for Phase 1, 2 and 3 clinical trials.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the text describing the pipeline table to be clear that it reflects only key actions and milestones that can be estimated at this time.

Unmet Medical Need, page 285

36.

You state that the FDA recently approved Adstilandrin for patients with BCG-unresponsive high risk NMIBC. Please include a brief description of the results found in patients who received the treatment.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 303 of the Registration Statement to remove disclosure relating to clinical studies of Adstiladrin.

Legend: A Phase 1/2 Study of EG-70 in NMIBC, page 287

37.

You make some assertions regarding the safety and/or efficacy of mEG-70 and EG-70. Please revise your disclosure to eliminate suggestions of safety and efficacy as those determinations are solely within the authority of the FDA or comparable foreign regulators. You may present clinical trial end points and objective data without concluding efficacy and you may state that your product is well tolerated, if accurate. Please revise or remove statements/inferences throughout your prospectus that your product candidate is safe and/or effective. For instance, and without limitation, we note the following statements about your drug candidates:

•	with the efficacy data, proof-of-mechanism that local urothelial transfection with EG-70 is efficacious for NMIBC (pg. 289);

•	We believe these data demonstrate the rapid, robust, and durable efficacy of mEG-70 in the orthotopic model of bladder cancer (pg. 294);

•	Given that mEG-70 mediated the induction of IL-12 and RIG-I signaling, which was coupled to robust efficacy... (pg. 295);

•	We believe these data demonstrate that mEG-70 effectively remodeled the bladder TME to promote tumor cell killing (pg. 295);

•	EG-70 has demonstrated a favorable safety profile when instilled intravesically (pg. 298); and

•	[w]e have also demonstrated efficacy in models of ovarian cancer and glioblastoma (pg. 299).

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the “Business of enGene” to revise each of the statements identified in the Staff’s comment and it has also revised similar disclosure elsewhere in the Registration Statement to eliminate suggestions that the Company is making assertions of the safety and/or efficacy of enGene’s product candidates.

Securities and Exchange Commission

August 9, 2023

Study Design, page 287

38.

We note your disclosure of the clinical trials for EG-70. Please expand your description to include the dates of the trial and the regulatory jurisdictions where the trials were conducted. In addition, please revise to clarify whether the Phase I trial was powered for statistical significance. If the Phase I trial was powered for statistical significance, please provide the p-values for the results of the trial.

Response: The Company advises the Staff that it has revised the disclosure on pages 303, 304 and 305 of the Registration Statement in response to this comment.

39.

You state on page 318 that you are currently in Phase 1a clinical trial for EG-70 and will advance to Phase 1b clinical trials. Please include a discussion here of which parts of the Phase 1 clinical trial is considered part a and part b.

Response: The Company advises the Staff that it has revised the disclosure on page 336 of the Registration Statement to remove reference to Phase 1 part a. and part b. as that description is not applicable to the LEGEND Phase 1/2 study described.

Results: Efficacy, page 288

40.

We note your chart regarding efficacy assessment. Please revise this chart so that all of your text is legible. We note the text appearing directly below the table is too small to be legible. Further, please also revise the charts on page 294 and 297 so that all of the text is legible.

Response: The Company advises the Staff that it has revised the charts on pages 306, 312 and 315 of the Registration Statement in response to this comment.

Gynecological, Genitourinary, page 299

41.

We note your chart on page 299 regarding additional organs where you have delivered EG-70 via multiple routes of administration. Please revise the “efficacy” column as efficacy determinations are solely within the authority of the FDA or applicable foreign regulators. Further, please include descriptions of the route of administration, proof of concept, and pharmacokinetics/pharmacodynamics for each organ to the extent material.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the chart on page 316 of the Registration Statement. Due to the early stage of the Company’s studies of the application of EG-70 via multiple routes of administration to various organs, the Company is unable to deem “material” any particular route, proof of concept or pharmacokinetics/pharmacodynamics for any organ subject to such treatment. As a result, the Company has not revised the Registration Statement to include such disclosure.

Securities and Exchange Commission

August 9, 2023

enGene’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Funding Requirements, page 329

42.

We note your disclosure that giving pro forma effect to the Business Combination, including the PIPE Financing and other transactions and assumptions set forth in the “Unaudited Pro Forma Condensed Combined Financial Information” and further assuming the maximum redemption scenario, as of October 31, 2022, pro forma cash and cash equivalents would have been $113.3 million. Please disclose how far in the development process you currently expect to reach for EG-70 and EG-i08 with that amount of cash and cash equivalents.

Response: The Company advises the Staff that it has revised pages 335 and 347 of the Registration Statement to include disclosure respecting achievement of significant clinical milestones comparable to disclosure included elsewhere in the Registration Statement. The Company respectfully advises the Staff that at this time enGene is not able to forecast the achievement clinical milestones with any greater precision.

Security Ownership of Certain Beneficial Owners and Management of enGene, page 368

43.

Please identify in the footnotes to the table all natural persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the securities held by Epic Ventures Inc. and Fonds de solidarité des travailleurs du Québec.

Response: The Company advises the Staff that it has revised footnotes (3) and (7) on pages 393 and 394 of the Registration Statement, respectively, in response to this comment.

Material U.S. Federal Income Tax Considerations, page 383

44.	We note your disclosure that FEAC intends to treat the FEAC Reorganization as a “reorganization” described in Section 368(a)(1)(F) of the Code.

Please revise your disclosure to provide counsel’s firm opinion for each material tax consequence described in this section, including but not limited to whether the Business Combination will qualify as a reorganization under Section 368(a)(1)(F) of the Code, or to disclose why such opinion cannot be given. If the opinion is subject to uncertainty, please provide an opinion that reflects the degree of uncertainty (e.g., “should” or “more likely than not”) and explains the facts or circumstances giving rise to the uncertainty. Please refer to Item 601(b)(8) of Regulation S-K and Section III.A. of Staff Legal Bulletin 19, Legality and Tax Opinions in Registered Offerings.

Response: The Company advises the Staff that it has revised the disclosures on pages 410 and 413 of the Registration Statement in response to this comment, including to clarify that the disclosure regarding the material U.S. federal income tax consequences of the Business Combination to U.S. Holders of FEAC Securities is the opinion of Davis Polk & Wardwell LLP and that the disclosure regarding the material U.S. federal income tax consequences to U.S. Holders of New enGene Securities of the ownership and disposition of New enGene Shares or New enGene Warrants is the opinion of Morgan, Lewis & Bockius LLP.

Securities and Exchange Commission

August 9, 2023

If you intend to file a short form tax opinion, please also clarify that the disclosure in this section is the opinion of tax counsel and identify such counsel.

Response: See response to first part of this Question 44. The Company intends to file short-form tax opinions by amendment.

Where You Can Find More Information, page 408

45.

We note your disclosure that “all information contained in this proxy statement/prospectus relating to FEAC has been supplied by FEAC,” and “all such information relating to enGene has been supplied by enGene” and that “[i]nformation provided by one another does not constitute any representation, estimate or projection of the other.” Since these statements could be read as disclaimers of your responsibility for the disclosure in your filing, please revise to remove any implication that FEAC or enGene disclaim responsibility for any of the disclosures contained in the registration statement.

Response: The Company advises the Staff that it has revised the disclosure on page 431 of the Registration Statement to delete the referenced text that could suggest FEAC or enGene disclaims responsibility for any of the disclosures contained in the registration statement.

Exhibits

46.

With reference to Regulation S-K Item 601, please update your exhibit index to include all required exhibits, including material contracts such as the Nature Technology Corporation Licensing Agreement described on page 305 and the employment agreements described on page 358.

Response: The Company advises the Staff that it has revised the exhibit index on pages II-4 and II-5 of the Registration Statement to include references to the Company’s material contracts, including Nature Technology Corporation Licensing Agreement and the Company’s employment agreements. As set out in the exhibit index, the Company has filed certain exhibits with the Registration, and noted that certain others will be filed by amendment.

47.

We note you intend to file the form of preliminary proxy card as Exhibit 99.1. Please note that the form of proxy card should be filed as an appendix rather than as an exhibit to the registration statement. Refer to the Note to paragraph (a)(3) of Exchange Act Rule 14a-4.

Response: The Company advises the Staff that it has revised page iii of the Registration Statement to include a reference to the Form of Proxy for the Special Meeting of FEAC Shareholders that is filed as Appendix F to the Registration Statement. The Company has removed Exhibit 99.1 from the exhibit list of the Registration Statement.

Securities and Exchange Commission

August 9, 2023

General

48.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction is, is controlled by, or has substantial ties with, a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that each of the Sponsor and enGene is controlled by and has substantial ties to non-US persons. In addition, the Company has revised the disclosure on pages 68 and 148 of the Registration Statement in response to this comment.

49.

We note that UBS Investment Bank and Kempen & Co were the underwriters for the initial public offering of Forbion European Acquisition Corp., that UBS Securities was engaged by FEAC as FEAC’s co-placement agent for the PIPE financing, and that SVB Securities and UBS Securities were engaged by FEAC as FEAC’s lead capital markets advisor and lead financial and capital markets advisor to FEAC, respectively. We also note press reports that certain underwriters are ending their involvement in SPAC business combination transactions. Please tell us, with a view to disclosure, whether you have received notice from any of those entities, or any of their affiliates, about ceasing involvement in your transaction and how that may impact your deal or any deferred compensation owed to the underwriters. In addition, please identify any other financial advisors who served you or FEAC in connection with the proposed transaction, and provide similar disclosure as applicable.

Response: The Company respectfully acknowledges the Staff’s comment and submits to the Staff that FEAC has advised the Company that it has not received notice from UBS Investment Bank, Kempen & Co or any of their affiliates, about ceasing their involvement in the Transactions.

In addition, the Company respectfully submits that other than the financial advisors identified on pages 178, 179, 180 and 181 of the Registration Statement, there have been no other financial advisors to either enGene or FEAC in connection with the Transactions.

* * * *

Securities and Exchange Commission

August 9, 2023

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at +1.212.309.6843 or Thurston J. Hamlette at +1.212.309.6240.

Very truly yours,

/s/ Howard Kenny